SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NUMBER TWO
FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

WWA Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**77-0443643**
--------------	-----------------
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2465 West 12th Street, Suite 2, Tempe, Arizona 85281

(Address of principal executive offices)

The 2000 Benefit Plan of Novamed, Inc.

(Full title of the plan)

Corporation Trust Company of Nevada
6100 Neil Road, Suite 500, Reno, Nevada, 89511

(Name, address, including zip code, of agent for service)

Telephone number, including area code, of agent for service: **(775) 688-3061**

Item 9. Undertakings.

Pursuant to the undertakings set forth in paragraph (a) (3) of Item 9 of the Registration Statement on Form S-8, file number 333-31640 (the "Form S-8"), filed March 2, 2000, WWA Group, Inc. (the "Company") hereby removes from registration any and all remaining shares of common stock registered under its Form S-8 which have not been issued or reserved for issuance under The 2000 Benefit Plan of Novamed, Inc. as of the date specified herein below.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment to the S-8 Registration Statement File Number 333-31640, filed March 2, 2000 to be signed on its behalf by the undersigned, thereunto duly authorized in Tempe, Arizona on April 26, 2006.

WWA Group, Inc.

By: /s/ Eric Montandon
Eric Montandon
Chief Executive Officer

By: /s/ Digamber Naswa
Digamber Naswa
Chief Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Eric Montandon Eric Montandon	Director	April 26, 2006
/s/ Digamber Naswa Digamber Naswa	Director	April 26, 2006
/s/ Yogesh Saxena Yogesh Saxena	Director	April 26, 2006
/s/ Keith Lupton Keith Lupton	Director	April 26, 2006
/s/ Young Yong Wee Haut Young Yong Wee Huat	Director	April 26, 2006